UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems

401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, Texas 75252

Alliance Data Systems 401 (k) and Retirement Savings Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2009 and 2008

and Supplemental Schedule as of December 31, 2009

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data

Systems Corporation, Compensation Committee of

the Board of Directors and Plan Administrator

of the Alliance Data Systems 401(k) and

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 28, 2010

Alliance Data Systems 401 (k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:

Investments at fair value	$226,872,946	$175,662,076

Cash	856,294	1,297,331

Receivable for contributions:
Employer	460,413	4,151,930
Participants	256,153	239,469

Total contributions receivable	716,566	4,391,399

Due from brokers	1,098,194	27,528
Accrued fees	8,753	—

Total assets	229,552,753	181,378,334

Liabilities:

Administrative fees payable	—	427
Excess contribution payable	—	30,964
Due to broker	1,083,658	23,499

Total liabilities	1,083,658	54,890

Net assets reflecting investments at fair value	228,469,095	181,323,444

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(254,038)	1,727,206

Net assets available for benefits	$228,215,057	$183,050,650

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$39,496,160	$(82,587,482)
Mutual funds’ earnings	3,610,202	7,508,398
Common collective trust’s earnings	—	128,830
Interest	286,209	387,881
Dividends	44,225	62,156
Fees	646,841	602,919

Total investment income (loss)	44,083,637	(73,897,298)

Contributions:
Employer	8,375,645	13,856,015
Participants	16,391,769	21,478,414
Rollovers	841,668	1,096,398

Total contributions	25,609,082	36,430,827

Total additions	69,692,719	(37,466,471)

Deductions:
Distributions to participants	23,929,374	30,807,237
Administrative expenses	598,938	828,217

Total deductions	24,528,312	31,635,454

Net increase (decrease) prior to transfers	45,164,407	(69,101,925)

Net transfers from plan	—	(31,617,076)

Net increase (decrease)	45,164,407	(100,719,001)

Net assets available for benefits:
Beginning of year	183,050,650	283,769,651

End of year	$228,215,057	$183,050,650

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the “Employer”). Employees of the Employer that are 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Effective November 1, 2009, certain former employees of the Milford and Bensalem divisions of Charming Shoppes Receivables Corporation (“Charming”) were hired by the Company and became Plan participants due to a corporate transaction. The Plan was amended to permit the former Charming employees who were hired by the Company as provided in the transaction documents to receive credit for service credited to them under the Charming plan for purposes of eligibility and vesting. See Note 11 “Subsequent Events” below.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. There were no excluded classes for the years ended December 31, 2009 and 2008. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2009 and 2008 was $245,000 and $230,000, respectively.

The Employer made no contributions relating to the Profit Sharing Contribution for the year ended December 31, 2009. The contribution for the year ended December 31, 2008 was $4,148,509.

The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions and compensation for the Plan year.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($16,500 at December 31, 2009). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,500 and $5,000 for the Plan years ended December 31, 2009 and 2008, respectively.

Contributions received from participants for 2008 are net of refunds of $11,259 made during 2009 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, one common collective trust, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There were $909,162 and $80,704 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2009 and 2008, respectively.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Forfeitures

Forfeitures are used to reduce the Employer contributions. Forfeitures of $93,215 and $650,296 were used to reduce contributions for the years ended December 31, 2009 and 2008, respectively. There were unused forfeitures at December 31, 2009 and 2008 of $249,335 and $61,734, respectively.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1) participant fee from $6.50 to $6.92 each month, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, and 4) a fee of $100 per year if the participant uses the self directed brokerage option.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

Net transfers from the Plan

During 2008 the Employer completed the sale of their merchant services and utility services business units, and the net assets of the participants in these units were transferred to their respective plans.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Benefit payments

Benefits are recorded when paid.

New accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Subtopic 105, Generally Accepted Accounting Principles, which reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. It also includes relevant SEC guidance that follows the same topical structure in separate sections in the Codification. The historical U.S. GAAP references were changed to comply with the Codification. The adoption of this guidance did not impact the Plan since the Codification is not intended to change or alter existing U.S. GAAP.

In April 2009, FASB issued guidance under ASC 820, Fair Value Measurements and Disclosures, which was formerly referred to as FSB FAS157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is a required and significant adjustment to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan.

In May 2009, the FASB issued authoritative guidance included in ASC Subtopic 855, Subsequent Events, which incorporates guidance on subsequent events into authoritative accounting literature and clarifies the time following the balance sheet date that must be considered for subsequent events disclosures in the financial statements. The adoption of this guidance, which requires disclosure of the date through which subsequent events have been reviewed, did not change the Plan’s procedures for reviewing subsequent events. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-9 to amend ASC Subtopic 855, Subsequent Events, to not require disclosure of the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements for SEC registrants.

In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures (Topic 820: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance requires new disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this ASU did not have a material impact on the Plan.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis, with implementation delayed until 2011. The guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

3. Fair value measurements

ASC Subtopic 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•     quoted prices for similar assets and liabilities in active markets;

•     quoted prices for identical or similar assets or liabilities in inactive markets;

•     inputs other than quoted prices that are observable for the asset or liability;

•     inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted market price of shares held by the plan at year end.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Stable value common collective trust: As required by FASB authoritative guidance, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments in collective trusts which invest in fully benefit-responsive investment contracts with a corresponding adjustment to show these investments at the unit value as reported by such trusts. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Statements of Changes in Net Assets Available for Benefits are prepared on a unit value basis of the investment; therefore there is no impact on the Statements of Changes in Net Assets Available for Benefits. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The stable value invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. See Note 5 “Restrictions” below.

Other common collective trusts: Valued at the respective net asset values (“NAV”) as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds.

Certificates of deposit: Fixed-maturity deposits, including certificates of deposit, are valued at cost plus accrued interest, which approximates fair value.

Participant loans: Valued at amortized cost less a reserve for loans in default, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Small value	$13,538,293	$—	$—	$13,538,293
Large value	38,687,028	—	—	38,687,028
Large growth	31,687,067	—	—	31,687,067
Large blend	17,411,071	—	—	17,411,071
Foreign large blend	33,280,121	—	—	33,280,121
Intermediate term bond	31,314,168	—	—	31,314,168
Small growth	6,964,070	—	—	6,964,070
Other	321,452	—	—	321,452

Total mutual funds	173,203,270	—	—	173,203,270

Common stocks
Finance	9,302,827	—	—	9,302,827
Other	1,685,967	—	—	1,685,967

Total common stocks	10,988,794	—	—	10,988,794

Common collective trusts
Stable value fund	—	36,830,388	—	36,830,388
Other	—	594,098	—	594,098

Total common collective trusts	—	37,424,486	—	37,424,486

Certificates of deposit	—	65,998	—	65,998
Participant loans	—	—	4,154,972	4,154,972

Total	$184,192,064	$37,490,484	$4,154,972	$225,837,520	*

*	Excludes cash of $1,035,426 held under the self-directed brokerage accounts

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$125,438,803	$—	$—	$125,438,803
Common stocks	9,337,278	—	—	9,337,278
Common collective trusts	—	35,895,335	—	35,895,335
Certificates of deposit	—	62,122	—	62,122
Participant loans	—	—	4,243,399	4,243,399

Total	$134,776,081	$35,957,457	$4,243,399	$174,976,937	*

*	Excludes cash of $685,139 held under the self-directed brokerage accounts

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance, beginning of year	$4,243,399	$5,559,611
Purchases, sales, issuances, and settlements (net)	(88,427)	(1,316,212)

Balance, end of year	$4,154,972	$4,243,399

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

4. Investments

Charles Schwab Trust Company as trustee of the Plan holds the Plan’s investments.

The following table presents balances for 2009 and 2008 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2009	2008
Investments at fair value as determined by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$9,278,224	$8,264,938
Other	1,710,570	1,072,340
Shares of registered investment companies
Dodge & Cox Stock Fund	38,635,424	25,381,626
American Funds EuroPacific Growth Fund	33,280,121	22,147,707
American Funds Growth Fund of America	31,599,060	21,321,105
Pimco Total Return Fund	31,314,168	28,537,877
Vanguard Institutional Index Fund	14,320,259	11,380,420
Columbia Small Cap Value Fund	13,538,293	9,663,269
Other	10,515,945	7,006,799

	184,192,064	134,776,081

Estimated fair value
Units in common collective trust
Charles Schwab Stable Value Fund	36,830,388	35,606,456
Other	594,098	288,879
Certificates of deposits and cash	1,101,424	747,261
Participant loans	4,154,972	4,243,399

	42,680,882	40,885,995

	$226,872,946	$175,662,076

During 2009 and 2008, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:
	2009	2008
Shares of registered investment companies	$35,179,278	$(78,154,471)
Common stock	3,170,661	(5,819,595)
Common collective trust	1,146,221	1,386,584

Net change in fair value	$39,496,160	$(82,587,482)

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

5. Restrictions

The declaration of trust for the Charles Schwab Stable Value Fund (the “Fund”) contains the following restrictions:

a.	Upon notification from the Employer of its intention to totally or partially withdraw from the Fund a waiting period of one year is required prior to liquidation.

b.	Upon a participant’s request for a distribution permitted under the terms of the Plan the trustee of the Fund has up to thirty days to process the request.

As of December 31, 2009, the Employer has not requested a total or partial withdrawal.

6. Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the IRS stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

8. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9. Party-in-interest

As of December 31, 2009 and 2008, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with Schwab Retirement Plan Services Company (f/k/a The 401(k) Company), a third party administrator, and Charles Schwab Trust Company, trustee, both of which are affiliates of The Charles Schwab Corporation and receive fees for which the Plan is charged.

Alliance Data Systems 401 (k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

10. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$228,215,057	$183,050,650
Amounts allocated to withdrawing participants	(909,162)	(80,704)
Excess contributions payable	—	30,964
Adjustment from fair value to contract value	254,038	(1,727,206)

Net assets available for benefits per Form 5500	$227,559,933	$181,273,704

The following is a reconciliation of benefit payments per the financial statements to Form 5500:
		2009
Benefit payments per the financial statements		$23,929,374
Amounts allocated to withdrawing participants
At December 31, 2009		909,162
At December 31, 2008		(80,704)

Benefit payments per Form 5500		$24,757,832

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:
		2009
Net increase in net assets prior to transfers per the financial statements		$45,164,407
Change in adjustment from fair value to contract value		1,981,244
Change in excess contributions payable		(30,964)
Change in amounts allocated to withdrawing participants		(828,458)

Net income per Form 5500		$46,286,229

11. Subsequent events

Effective January 1, 2010, the Charming employees will have their accounts held under the plan of their prior employer transferred into the Plan. The total transferred into the Plan on this date was approximately $1,065,000.

Alliance Data Systems 401 (k) and Retirement Savings Plan

EIN #13-3163498 Plan #001

Schedule H, Line 4i

Schedule of Assets Held at End of Year

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1) Cost	Current Value

*	Alliance Data Systems Corporation	Common stock – 143,648 shares		$9,278,224

	Dodge & Cox Stock Fund	Mutual fund – 401,866 shares		38,635,424

	American Funds EuroPacific Growth Fund	Mutual fund – 868,026 shares		33,280,121

	American Funds Growth Fund of America	Mutual fund – 1,156,204 shares		31,599,060

	Pimco Total Return Fund	Mutual fund – 2,899,460 shares		31,314,168

	Vanguard Institutional Index Fund	Mutual fund – 140,422 shares		14,320,259

	Columbia Small Cap Value Fund	Mutual fund – 1,231,874 shares		13,538,293

	Old Mutual Copper Rock Emerging Growth	Mutual fund – 792,272 shares		6,964,070

	Legg Mason Value Trust Fund	Mutual fund – 72,592 shares		2,980,647

	Federated Capital Reserve	Mutual fund – 5,784 shares		5,784

*	Charles Schwab Stable Value Fund	Common collective trust – 1,943,091 units		36,830,388

	Self Directed Brokerage Accounts			3,971,536

*	Participant Loans	4.29% - 10.00%	—	4,154,972

*	Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Jae Lynn Rangel
Jae Lynn Rangel
Senior Vice President, Human Resources and Member of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description

* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith